Clearant, Inc.
1801 Avenue of the Stars, Suite 435
Los Angeles, California 90067
December 5, 2007
VIA EDGAR
Jeffrey P. Riedler, Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:	Clearant, Inc. Amendment No. 2 to Registration Statement on Form SB-2 Filed December 3, 2007 File No. 333-146362
Dear Mr. Riedler:
     Clearant, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced registration statement to 4:30 p.m., EDT, December 10, 2007.
     In connection with the above request, the Registrant hereby acknowledges that:
1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (310) 479-4570.

Very truly yours,
/s/ Jon M. Garfield
Jon M. Garfield
Chief Executive Officer

cc: Edward Schultz, Esq.